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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.24)
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                                    HEI, Inc.
                            (Name of Subject Company)
                             ----------------------

                              FANT INDUSTRIES INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
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                                    404160103
                      (CUSIP Number of Class of Securities)
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                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546
                             ----------------------

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         Fant  Industries  Inc.  hereby amends and  supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.24.

On July 13, 1998, Fant Industries Inc. announced that it had increased the price of the Offer to $9.00 net per share in cash by a press release dated July 13, 1998.

ITEM 4)  SOURCE AND AMOUNT OF FUNDS.

Item 4 is hereby amended to add the following:

Purchaser estimates that the total amount of funds required by Purchaser to acquire 11.5% of the outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $4,900,000. Purchaser believes that its financial resources, together with those of Mr. Fant, are sufficient to satisfy its obligations under the Offer.

ITEM 10) ADDITIONAL INFORMATION.

Item 10 is hereby amended to add the following:

The Fant Industries Inc. press release dated July 13, 1998 is incorporated herein by reference.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (37) Press Release, dated July 13, 1998.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 1998

                                   FANT INDUSTRIES INC.

                                   By:/s/ Anthony J. Fant
                                      ----------------------
                                      Anthony J. Fant
                                      President and Chief Executive Officer
                                      Fant Industries Inc.


                                   /s/ Anthony J. Fant
                                   -------------------
                                   Anthony J. Fant